Exhibit 99.1

Legend Biotech Announces Chief Executive Officer Transition

SOMERSET, N.J.—(BUSINESS WIRE)—August 2, 2020—Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today announced that its Board of Directors has appointed Dr. Frank Zhang to serve as Chief Executive Officer, effective immediately.

Dr. Zhang will succeed Dr. Yuan Xu, who has resigned from her position as Chief Executive Officer for personal reasons. Dr. Xu has also resigned from the Board of Directors of Legend Biotech.

“On behalf of the Board of Directors and myself, I want to thank Dr. Xu for her service and the contribution she has made to the Board of Directors and Legend Biotech during her tenure. We wish her continued success in her future endeavors,” said Dr. Zhang, “Legend Biotech’s strategic partner Janssen Biotech, Inc. expects to initiate the BLA filing for our lead cell therapy product JNJ-4528 to the U.S. FDA by the end of 2020 and also expects that a marketing authorization application will be submitted to the European Medicines Agency in early 2021. Legend has a robust pipeline of promising cell therapies entering various stages of clinical development. We are confident that we can continue to help patients in need and create shareholder value by leveraging our strong R&D capabilities.”

In addition to his new role as Chief Executive Officer, Dr. Zhang will continue to serve as Chairman of Legend Biotech’s Board of Directors. Dr. Zhang has concurrently stepped down as Chief Executive Officer of GenScript, Legend Biotech’s majority shareholder, in order to focus his attention on Legend Biotech.

Dr. Zhang has served as the Chairman of Board of Directors of Legend Biotech since May 2015. Dr. Zhang has been the chairman, an executive director and chief executive officer of GenScript since 2015. He co- founded the GenScript group in 2002 and has been the director of various group companies prior to GenScript becoming the holding company of the group companies pursuant to the corporate reorganization for GenScript’s initial public offering in 2015. In 2015, Dr. Zhang founded Legend Biotech as a subsidiary of GenScript, expanding GenScript’s business goal to research, manufacture and commercialize a broad range of immunotherapy treatments. In 2018, Dr. Zhang was awarded Person of the Year at the China Healthcare Summit in recognition of his contribution to and significant impact on the healthcare field. Dr. Zhang has also authored more than 20 articles published in peer-reviewed journals and is an inventor of 9 scientific patents. Before founding GenScript, Dr. Zhang worked as a Principal Scientist at Schering-Plough from 1995 to 2002 where he received its Presidential Award. Dr. Zhang holds a Ph.D. in biochemistry from Duke University, a Master’s degree from Nanjing University and a Bachelor’s degree from Chengdu Institute of Geology.

Conference Call

Legend Biotech will host a conference call on Sunday, August 2, 2020 at 6:00 p.m. Eastern time to discuss the management transition. The conference call will be broadcast live by webcast at: https://edge.media-server.com/mmc/p/4intson9

Following the conference call, a recording of the call will be available for replay via the investor relations section of Legend Biotech’s website: https://investors.legendbiotech.com/inve stor-relations

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 700 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need.

We are engaged in a strategic collaboration with Janssen Biotech to develop and commercialize our lead product candidate, LCAR-B38M/JNJ-68284528, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives, and the potential contribution of Dr. Zhang as Chief Executive Officer and the anticipated timing of regulatory submissions to the FDA and EMA. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward- looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media and Investor Relations:

Jessie Yeung, Head of Corporate Finance and Investor

Relations, Legend Biotech jessie.yeung@legendbiotech.com or

investor@legendbiotech.com

Source: Legend Biotech